August 24, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction
100 F Street NE
Washington, D.C. 20549

Re:	INSU Acquisition Corp. II

Registration Statement on Form S-1

Filed July 30, 2020

File No. 333-240205

Ladies and Gentlemen:

On behalf of INSU Acquisition Corp. II, a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated August 20, 2020 relating to the Registration Statement on Form S-1 of the Company filed with the Commission on July 30, 2020. We are concurrently filing via EDGAR an amended Form S-1 (the “Amended Form S-1”). The changes reflected in the Amended Form S-1 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below is the Company’s response to the Staff’s comment.  For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Form S-1 filed July 30, 2020

Financial Statements, page F-1

1.	Please tell us how you determined it would be appropriate to include unaudited interim results as of July 8, 2020 and for the period from January 1, 2020 through July 8, 2020. Considering that you report on a calendar year basis, it appears your interim reporting should be based on calendar quarters. As such, it appears the interim financial information included in this registration statement should be as of June 30, 2020 with any material subsequent activity reported as in a subsequent event footnote to those financial statements.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Form S-1 to present its interim financial information as of June 30, 2020.

2.	We note that Section 9.3 of the Form of Warrant Agreement filed as Exhibit 4.4 includes a choice of law provision limiting where claims may be brought (e.g., the courts of the State of New York or the United States District Court for the Southern District of New York). Please clarify for us if this provision is applicable to the warrant holders in this offering and, if so, whether it applies to claims made under the federal securities laws. If the provision is applicable to warrants holders in this offering and to claims made under the federal securities laws, please also revise your prospectus to discuss the provision, including a description of any risks or other impacts on investors and whether there is uncertainty as to its enforceability.

The Company acknowledges the Staff’s comment and has revised Section 9.3 of the Warrant Agreement to remove the provision at issue. A revised draft of the Warrant Agreement is filed with the Amended Form S-1.

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If you have any questions regarding this letter, please contact Mark E. Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ John Butler
John Butler President and Chief Executive Officer INSU Acquisition Corp. II

cc:	Mark E. Rosenstein, Esquire

Ledgewood, PC

Erin E. Martin

U.S. Securities and Exchange Commission